Mail Stop -4561

December 17, 2007

Lori M. Burke
Executive Vice President
Amcore Financial, Inc.
501 Seventh St.
Rockford, Illinois 61104

Re: Amcore Financial, Inc.
   Form 10-K for December 31, 2006, filed March 15, 2007
   File Number 0-13393

Dear Ms Burke:

        We have considered your letter dated November 16, 2007, which responds to our comment issued by letter dated October 18, 2007. We have the following additional comment. Please be as detailed as necessary in your response. After reviewing your response, we may have additional comments.

        The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A
Annual Incentive/Bonus, page 10

     We note your response to our prior comment regarding the need for quantified, target information upon which bonuses are based. We do not find that you have established any competitive harm if you were to disclose this information, given that the figures would be for the prior year. Disclose the referenced target figures in your future filings, or tell us how the company will be subject to competitive harm as contemplated by Instruction 4 to Item 402(b) of Regulation S-K.

* * * * *

      As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response.

      Please direct any questions on accounting matters to Sharun Blume at 202-551-3474, or to Hugh West, Accounting Branch Chief, at 202-551- 3872. Please direct any other questions to David Lyon at 202-551-3421, or to me at 202-551-3419.

      Sincerely,

      Christian Windsor
      Special Counsel

by fax to: 815-961-7770